Form 40-F/A
period 2012-12-31
FRANCO NEVADA Corp
filed 2013-09-19
CIK 1456346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

199 Bay Street, Suite 2000

P.O. Box 285

Commerce Court Postal Station

Toronto, Ontario M5L 1G9

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

This Amendment No. 1 on Form 40-F/A (this “Amendment No. 1”) to the Annual Report on Form 40-F (the “Original Form 40-F”) of Franco-Nevada Corporation (the “Registrant”) for the fiscal year ended December 31, 2012, originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 20, 2013, is being filed (i) to update the address of the Registrant’s principal executive offices listed on the cover page of the Original Form 40-F and (ii) to include the signature of the Registrant’s independent auditor, PricewaterhouseCoopers LLP, in the independent auditor’s report dated March 19, 2013, relating to the Registrant’s audited annual consolidated financial statements as at and for the years ended December 31, 2012 and 2011, and notes thereto, which signature was inadvertently omitted from such independent auditor’s report filed as Exhibit 99.3 to the Original Form 40-F.

The Registrant has included in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and a new consent from PricewaterhouseCoopers LLP in respect of the above-mentioned independent auditor’s report.

Except as set forth above, this Amendment No. 1 does not modify or update the disclosures in the Original Form 40-F.  The disclosures in this Amendment No. 1 do not reflect events occurring after the date of the Original Form 40-F.  Accordingly, this Amendment No. 1 should be read in conjunction with the Registrant’s other filings made with the SEC subsequent to the filing of the Original Form 40-F, as information in such filings may update or supersede certain information contained in those filings as well as in this Amendment No. 1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary

Date:  September 19, 2013

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Amendment No. 1:

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2012*
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012*
99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2012 and 2011, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting

99.4	Certifications of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Kathleen Ann Altman, Ph.D., P.E.*
99.10	Consent of R. Dennis Bergen, P. Eng.*
99.11	Consent of Donald J. Birak*
99.12	Consent of Keith Blair*
99.13	Consent of Stuart E. Collins, P.E.*
99.14	Consent of GLJ Petroleum Consultants Ltd.*
99.15	Consent of Chester M. Moore, P. Eng.*
99.16	Consent of Roscoe Postle Associates Inc.*
99.17	Consent of Klaus Triebel*
99.18	Consent of Wayne W. Valliant, P. Geo.*

* Previously filed with the Original Form 40-F.