Form 40-F
period 2013-12-31
FRANCO NEVADA Corp
filed 2014-03-20
CIK 1456346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-35286

Franco-Nevada Corporation

(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  147,164,468

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

Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located, influence of macroeconomic developments, business opportunities that become available to, or are pursued by the Registrant, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests or any of the properties in which the Registrant holds a royalty, stream or other interest, the Registrant’s PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which the Registrant holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this Annual Report are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which the Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Registrant’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward-looking statements are not guarantees of future performance.  The Registrant cannot assure investors that actual results will be consistent with these forward looking statements.  Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of the 2013 AIF (as defined below) filed as Exhibit 99.1 to this Annual Report, as well as the 2013 MD&A (as defined below) filed as Exhibit 99.2 to this Annual Report.

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

RESOURCE AND RESERVE ESTIMATES

The 2013 AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the 2013 AIF have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with JORC or SAMREC, which differ from the requirements of NI 43-101 or U.S. securities laws. See “Reconciliation to CIM Definitions” in the 2013 AIF. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

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

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as Exhibits to this Annual Report and are hereby incorporated by reference herein:

•                  the Annual Information Form of the Registrant for the fiscal year ended December 31, 2013 (the “2013 AIF”);

•                  the Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2013 (the “2013 MD&A”); and

•                  the audited consolidated financial statements of the Registrant, as at and for the fiscal years ended December 31, 2013 and 2012, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting (the “Financial Statements”).

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

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s internal control over financial reporting and disclosure controls and procedures is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2013 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2013 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

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

The Board meets at each regularly scheduled meetings for executive sessions in which the Registrant’s independent and “nonmanagement” directors (as defined in the NYSE Manual) meet independently of non-independent directors and management. Pierre Lassonde, an independent, non-management director and the Chairman of the Board, serves as the presiding director at all meetings of the Board.

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

AUDIT AND RISK COMMITTEE

The Board has a separately designated standing Audit and Risk Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Audit and Risk Committee is comprised of Derek Evans, Tom Albanese and committee chairman Randall Oliphant, each of whom is independent under the NYSE Manual and Rule 10A-3 under the Exchange Act.  In addition, the Registrant has determined that Mr. Oliphant is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Audit and Risk Committee Information” in the 2013 AIF and the Audit and Risk Committee Charter attached as Appendix C to the 2013 AIF are hereby incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Registrant’s principal account fees and services that is included under the heading “Audit and Risk Committee Information—Fees” in the 2013 AIF is hereby incorporated by reference herein.

In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit and Risk Committee Information—Pre-Approval Policies and Procedures” in the 2013 AIF is hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2013, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations (in U.S. dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Long Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	7,416,000	670,000	1,340,000	1,366,000	4,040,000
Purchase Obligations	1,135,000,000	335,000,000	800,000,000	—	—
Other Long-Term Liabilities	300,000	100,000	200,000	—	—
Total	$1,142,716,000	$335,770,000	$801,540,000	$1,366,000	$4,040,000

MINE SAFETY DISCLOSURE

None.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective holder of Common Shares should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Although the matter is not free from doubt, the Company believes, on a more likely than not basis, that it presently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test (both as defined below). Accordingly, the Company believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2013, and, based on its current and anticipated business activities and financial expectations, the Company expects, on a more likely than not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. The Company, however, also believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years. The determination as to whether any corporation was, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Accordingly, there can be no assurance that the IRS will not challenge the views of the Company (or a Subsidiary PFIC, as defined below) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC (as defined below).

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

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

DISCLOSURE OF IRANIAN ACTIVITIES UNDER SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

Tom Albanese joined Franco-Nevada as a director in August 2013.  Mr. Albanese was previously the Chief Executive Officer of Rio Tinto plc from 2007 to January 2013.   As disclosed by Rio Tinto plc in its annual report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2014 (page 33), Rio Tinto has an interest in the Rössing Uranium Mine located near Arandis in Namibia’s Erongo region and the Iranian Foreign Investments Company (IFIC) is a minority shareholder in Rössing.  Rio Tinto has indicated that it has provided such disclosure to ensure transparency but that it does not view itself as actively transacting or entering into business with an instrumentality of the Government of Iran.  Given Mr. Albanese’s previous relationship with Rio Tinto, Franco-Nevada is also providing this information to ensure transparency.

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

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary

Date: March 19, 2014

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2013

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013

99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2013 and 2012, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting

99.4	Certifications of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Donald J. Birak

99.10	Consent of Keith Blair

99.11	Consent of GLJ Petroleum Consultants Ltd.

99.12	Consent of Klaus Triebel