Form 40-F
period 2014-12-31
FRANCO NEVADA Corp
filed 2015-03-25
CIK 1456346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-35286

Franco-Nevada Corporation

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  156,480,209

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

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F and the Exhibits hereto (this “Annual Report”) contain certain “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding the Registrant’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budgets,” “scheduled,” “estimates,” “forecasts,” “predicts,” “projects,” “intends,” “targets,” “aims,” “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved.

Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, chromite, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which the Registrant holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds a royalty, stream or other interest; whether or not the Registrant is determined to have PFIC status (as defined below); excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which the Registrant holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in, or incorporated by reference into, this Annual Report are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which the Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Registrant’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. The Registrant cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of the 2014 AIF (as defined below) filed as Exhibit 99.1 to this Annual Report, as well as the 2014 MD&A (as defined below) filed as Exhibit 99.2 to this Annual Report.

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

RESOURCE AND RESERVE ESTIMATES

The 2014 AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the 2014 AIF have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

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

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information concerning descriptions of the Registrant’s mineral deposits set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.  For more information, see “Reconciliation to CIM Definitions” in the 2014 AIF.

Similarly, the requirements of NI 51-101 for disclosure of oil and gas activities differ significantly from those of the SEC, and disclosure concerning the oil and gas properties in which the Company has interests may not be comparable with information made public by companies that report in accordance with U.S. standards. The primary differences between the Canadian requirements and the U.S. standards for oil and gas related disclosure are that:

•                  NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

•                  NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

•                  NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

•                  NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as Exhibits to this Annual Report and are hereby incorporated by reference herein:

•                  the Annual Information Form of the Registrant for the fiscal year ended December 31, 2014 (the “2014 AIF”);

•                  the Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2014 (the “2014 MD&A”); and

•                  the audited consolidated financial statements of the Registrant, as at and for the fiscal years ended December 31, 2014 and 2013, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting (the “Financial Statements”).

The Registrant prepares its consolidated financial statements, which are filed as Exhibit 99.3 to this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements are subject to Canadian generally accepted auditing standards and Canadian auditor independence standards, as well as the Standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and independence standards of the SEC. IFRS differs in some significant respects from generally accepted accounting principles in the United States of America, and thus the consolidated financial statements may not be comparable to financial statements of United States companies.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s internal control over financial reporting and disclosure controls and procedures is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2014 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2014 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

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

The Board meets at each regularly scheduled meeting for executive sessions in which the Registrant’s independent and “non-management” directors (as defined in the NYSE Manual) meet independently of non-independent directors and management. Pierre Lassonde, an independent, non-management director and the Chairman of the Board, serves as the presiding director at all meetings of the Board.

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

AUDIT AND RISK COMMITTEE

The Board has a separately designated standing Audit and Risk Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Audit and Risk Committee is comprised of Derek Evans, Tom Albanese and committee chairman Randall Oliphant, each of whom is independent under the NYSE Manual and Rule 10A-3 under the Exchange Act.  In addition, the Registrant has determined that Mr. Oliphant is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Audit and Risk Committee Information” in the 2014 AIF and the Audit and Risk Committee Charter attached as Appendix C to the 2014 AIF are hereby incorporated by reference herein.

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

In accordance with Section 303A.11 of the NYSE Manual, a summary of the significant ways in which the Registrant’s corporate governance practices differ from those applicable to U.S. domestic companies under New York Stock Exchange listing standards is located on the Registrant’s website at www.franco-nevada.com, under the heading “Corporate—Governance,” or may be obtained upon request from Investor Relations at 416-306-6328, or by email to info@franco-nevada.com.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Registrant’s principal account fees and services that is included under the heading “Audit and Risk Committee Information—Fees” in the 2014 AIF is hereby incorporated by reference herein.

In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit and Risk Committee Information—Pre-Approval Policies and Procedures” in the 2014 AIF is hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2014, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations (in U.S. dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	5,905,000	580,000	1,235,000	1,200,000	2,890,000
Purchase Obligations	1,068,700,000	418,700,000	650,000,000	—	—
Other Long-Term Liabilities	200,000	100,000	100,000	—	—
Total	$1,074,805,000	$419,380,000	$651,335,000	$1,200,000	$2,890,000

MINE SAFETY DISCLOSURE

None.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective holder of Common Shares should consult its own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Scope of this Summary

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired

Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10 percent or more of the total combined voting power of the outstanding Common Shares of the Company; or (i) U.S. Holders that are U.S. expatriates or former long-term residents of the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisers regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisers regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (including the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as calculated for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below.) However, the Company may not calculate earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will be treated as ordinary dividend income for U.S. federal information reporting purposes.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Canada-U.S. Tax Convention meets these requirements, and the Company believes that it is eligible for the benefits of the Canada-U.S. Tax Convention. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company’s Common Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in future years. If the Company is classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year, dividends received by U.S. Holders will not be qualified dividends. Dividends received by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Company will be treated under the PFIC rules.

The Company generally will be a PFIC for any tax year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, (a) 75 percent or more of its gross income is passive income (the “income test”) or (b) 50 percent or more of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market values of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income generally excludes active business gains arising from the sale of commodities, if substantially all (85 percent or more) of a foreign corporation’s commodities are stock in trade or inventory, real and depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Company were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Common Shares of the Company, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Company or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. If the Company were classified as a PFIC for any taxable year in which a U.S. Holder held Common Shares, then the Company generally would continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which the U.S. Holder continued to hold Common Shares, even if the Company’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception were to apply.

The Company believes, on a more-likely-than-not basis, that it currently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test. Accordingly, the Company believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2014, and, based on its current and anticipated business activities and financial expectations, the Company expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, the Company believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

The determination as to whether any corporation was, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the active commodities exception and other relevant PFIC rules to entities such as the Company and its subsidiaries. Accordingly, there can be no assurance that the IRS will not challenge the views of the Company (or a Subsidiary PFIC, as defined below) concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. Holder should consult its own tax adviser regarding the PFIC status of the Company and any Subsidiary PFIC.

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had not made an effective QEF Election or Mark-to-Market Election under the PFIC rules (as defined and more fully described below) with respect to its Common Shares, then such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally would include the excess of distributions made with respect to the Common Shares to a U.S. Holder in any tax year over 125% of the average annual distributions made to such U.S. Holder by the Company during the shorter of the three preceding tax years or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed at the highest tax rate in effect for ordinary income for each such year. In addition, an interest charge would apply.

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat the Company as a “qualified electing fund” (a “QEF Election”) for the first tax year of such U.S. Holder’s holding period in which the Company were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (a) the net capital gain of the Company, which would be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder’s Common Shares for all subsequent tax years in which the Company is treated as a PFIC, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. The QEF Election cannot be made unless the Company provides or makes available certain information. To facilitate the making of QEF Elections by U.S. Holders, for each tax year that the Company is classified as a PFIC, the Company: (a) intends to make available to U.S. Holders, upon written request, a “PFIC Annual Information Statement” and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company or any of its Subsidiary PFICs. The Company may provide such information on its website (www.franco-nevada.com). In light of the uncertainties described above, the Company has continued to provide such information for all taxable years through 2013 despite its belief on a more-likely-than-not basis that it was not a PFIC in any taxable year after 2011, and currently expects that it will continue to do so, although it reserves the right to discontinue this practice in the future.

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective “mark to market” election (a “Mark-to-Market Election”) in the first tax year of such U.S. Holder’s holding period in which the Company were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such holder generally would include in ordinary income, for each tax year in which the Company were a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the tax year in which such election is made and to each subsequent tax year, unless the Common Shares were to cease to be “marketable stock,” the U.S. Holder were to mark the Common Shares to market under non-PFIC provisions of the Code, or the IRS were to consent to the revocation of such election. The Mark-to-Market Election is expected to be available with respect to the Company, provided that the Common Shares are “regularly traded” for U.S. federal income tax purposes, which is expected to be the case. However, the Mark-to-Market Election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a Mark-to-Market Election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder’s interest in the Company (or a Subsidiary PFIC). A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foregoing reporting requirements, the advisability of making a QEF Election or Mark-to-Market Election, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of Common Shares.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8 percent additional tax on “net investment income,” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of the Common Shares may be subject to this additional tax.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or received by a U.S. Holder in foreign currency on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder generally will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign-source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S.-source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax adviser regarding the foreign tax credit rules.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) that, during any tax year, hold an interest in a “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement on IRS Form 8938 setting forth certain information, if the aggregate value of all such assets exceeds US$50,000. “Specified foreign financial assets” generally include financial accounts maintained with non-U.S. financial institutions and may also include the Common Shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of this filing requirement.

Backup Withholding and Additional Information Reporting

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income, or (c) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number, that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U.S. person. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax adviser regarding the information reporting and backup withholding rules.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary

Date: March 25, 2015

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014

99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2014 and 2013, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting

99.4	Certifications of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Glen Cole

99.10	Consent of Jean-François Couture

99.11	Consent of Adrian Dance

99.12	Consent of GLJ Petroleum Consultants Ltd.

99.13	Consent of John Nilsson

99.14	Consent of Gary Poxleitner

99.15	Consent of Cam Scott