Form 40-F
period 2015-12-31
FRANCO NEVADA Corp
filed 2016-03-10
CIK 1456346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-35286

Franco-Nevada Corporation

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification	Identification No.)
	Code)

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  177,282,349

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

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits hereto (this “Annual Report”) contain certain “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding the Registrant’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budgets,” “scheduled,” “estimates,” “forecasts,” “predicts,” “projects,” “intends,” “targets,” “aims,” “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved.

Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which the Registrant holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds a royalty, stream or other interest; whether or not the Registrant is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Registrant holds a royalty, stream or other interest, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, or civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in, or incorporated by reference into, this Annual Report are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which the Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Registrant’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. The Registrant cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of the 2015 AIF (as defined below) filed as Exhibit 99.1 to this Annual Report.

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

RESOURCE AND RESERVE ESTIMATES

The 2015 AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the 2015 AIF have been prepared by the owners or operators of the properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards for reporting reserves and resources, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information concerning descriptions of the Registrant’s mineral deposits set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.  For more information, see “Reconciliation to CIM Definitions” in the 2015 AIF.

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

•                                           NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

•                                           NI 51-101 reserve estimates are based on definitions and standards promulgated by the Canadian Oil and Gas Evaluation Handbook and generally recognized industry practices in Canada, whereas SEC reserve estimates are based on different reserves definitions and are prepared in accordance with generally recognized industry practices in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

•                                           the Annual Information Form of the Registrant for the fiscal year ended December 31, 2015 (the “2015 AIF”);

•                                           the Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2015 (the “2015 MD&A”); and

•                                           the audited consolidated financial statements of the Registrant, as at and for the fiscal years ended December 31, 2015 and 2014, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting (the “Financial Statements”).

The Registrant prepares its consolidated financial statements, which are filed as Exhibit 99.3 to this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements are subject to Canadian generally accepted auditing standards and Canadian auditor independence standards, as well as the Standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and independence standards of the SEC. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the consolidated financial statements may not be comparable to financial statements of United States companies.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s internal control over financial reporting and disclosure controls and procedures is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2015 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2015 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT AND RISK COMMITTEE

The Board has a separately designated standing Audit and Risk Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Audit and Risk Committee is comprised of Derek Evans, Tom Albanese and committee chairman Randall Oliphant, each of whom is independent under the NYSE Manual and Rule 10A-3 under the Exchange Act.  In addition, the Registrant has determined that Mr. Oliphant is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Audit and Risk Committee Information” in the 2015 AIF and the Audit and Risk Committee Charter attached as Appendix C to the 2015 AIF are hereby incorporated by reference herein.

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

A copy of the Code is located on the Registrant’s website at www.franco-nevada.com, under the heading “Corporate—Responsibility and Diversity,” or may be obtained, without charge, upon request from Investor Relations at 416-306-6328, or by email to info@franco-nevada.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Registrant’s principal account fees and services that is included under the heading “Audit and Risk Committee Information—Fees” in the 2015 AIF is hereby incorporated by reference herein.

In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit and Risk Committee Information—Pre-Approval Policies and Procedures” in the 2015 AIF is hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2015, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations (in U.S. dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long Term Debt Obligations	$460,000,000	$460,000,000	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	4,390,000	484,000	987,000	1,001,000	1,918,000
Purchase Obligations	677,350,000	165,250,000	512,100,000	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$1,141,740,000	$625,734,000	$513,087,000	$1,001,000	$1,918,000

MINE SAFETY DISCLOSURE

None.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares.

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

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

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

Subject to certain holding period and other requirements, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Canada-U.S. Tax Convention meets these requirements, and the Company believes that it is eligible for the benefits of the Canada-U.S. Tax Convention. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company’s Common Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in future years. If the

Company is classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year, then dividends received by U.S. Holders will not be qualified dividends. Dividends received by corporate U.S. Holders will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

The Company believes, on a more-likely-than-not basis, that it currently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test. Accordingly, the Company believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2015, and, based on its current and anticipated business activities and financial expectations, the Company expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, the Company believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

The determination as to whether any corporation was, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the active commodities exception and other relevant PFIC rules to entities such as the Company and its subsidiaries. Accordingly, there can be no assurance that the IRS will not challenge the views of the Company (or a Subsidiary PFIC, as defined above) concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had not made an effective QEF Election or Mark-to-Market Election under the PFIC rules (as defined and more fully described below) with respect to its Common Shares, then such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the direct or indirect disposition of Common Shares. An “excess distribution” generally would include the excess of distributions made with respect to the Common Shares to a U.S. Holder in any tax year over 125% of the average annual distributions made to such U.S. Holder by the Company during the shorter of the three preceding tax years or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the direct or indirect disposition of the Common Shares ratably over its holding period for the Common Shares. Amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed at the highest tax rate in effect for ordinary income for each such year. In addition, an interest charge would apply.

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat the Company as a “qualified electing fund” (a “QEF Election”) for the first tax year of such U.S. Holder’s holding period in which the Company were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (a) the net capital gain of the Company, which would be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder’s Common Shares for all subsequent tax years in which the Company were treated as a PFIC, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. The QEF Election cannot be made unless the Company provides or makes available certain information. To facilitate the making of QEF Elections by U.S. Holders, for each tax year that the Company is classified as a PFIC, the Company: (a) intends to make available to U.S. Holders, upon written request, a “PFIC Annual Information Statement” and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company or any of its Subsidiary PFICs. The Company may provide such information on its website (http://www.franco-nevada.com). U.S. Holders considering the QEF election should note that a QEF election with respect to Common Shares would not apply to any Subsidiary PFICs.  Consequently, unless a U.S. Holder makes a QEF election with respect to any Subsidiary PFIC, it could be subject to the adverse tax consequences described above with respect to any interests in a Subsidiary PFIC. In light of the uncertainties described above, the Company has continued to provide such information for all taxable years through 2014 despite its belief on a more-likely-than-not basis that it was not a PFIC in any taxable year after 2011, and it currently expects that it will continue to do so, although it reserves the right to discontinue this practice in the future.

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective “mark to market” election (a “Mark-to-Market Election”) in the first tax year of such U.S. Holder’s holding period in which the Company were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such U.S. Holder generally would include in ordinary income, for each tax year in which the Company were a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. The U.S. Holder would be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the Common Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  A U.S. Holder’s adjusted tax basis in the Common Shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the Mark-to-Market Election rules. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the tax year in which such election is made and to each subsequent tax year, unless the Common Shares were to cease to be “marketable stock,” the U.S. Holder were to mark the Common Shares to market under non-PFIC provisions of the Code, or the IRS were to consent to the revocation of such election. The Mark-to-Market Election is expected to be available with respect to the Company, provided that the Common Shares are “regularly traded” for U.S. federal income tax purposes, which is expected to be the case. However, the Mark-to-Market Election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a Mark-to-Market Election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder’s interest in the Company (or a Subsidiary PFIC). A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foregoing reporting requirements, the advisability of making a QEF Election or Mark-to-Market Election, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of Common Shares.

Additional Considerations

Tax on Net Investment Income

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

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or received by a U.S. Holder in foreign currency on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder generally will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) that, during any tax year, hold an interest in a “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement on IRS Form 8938 setting forth certain information, if the aggregate value of all such assets exceeds certain threshold amounts. “Specified foreign financial assets” generally include financial accounts maintained with non-U.S. financial institutions and may also include the Common Shares if they are not held in an account maintained with certain financial institutions. These information reporting requirements also apply to U.S. corporations, partnerships, and trusts formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisor as to the possible application to them of this filing requirement.

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

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary

Date: March 10, 2016

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2015

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015

99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2015 and 2014, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting

99.4	Certifications of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Phil Wilson

99.10	Consent of GLJ Petroleum Consultants Ltd.