Form 40-F
period 2016-12-31
FRANCO NEVADA Corp
filed 2017-03-22
CIK 1456346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

6
For the fiscal year ended December 31, 2016	Commission File Number 001-35286

Franco-Nevada Corporation

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification	Identification No.)
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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  178,482,139

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

Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which the Registrant holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds a royalty, stream or other interest; whether or not the Registrant is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Registrant holds a royalty, stream or other interest, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in, or incorporated by reference into, this Annual Report are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which the Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Registrant’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. The Registrant cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of the 2016 AIF (as defined below) filed as Exhibit 99.1 to this Annual Report.

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

RESOURCE AND RESERVE ESTIMATES

The 2016 AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the 2016 AIF have been prepared by the owners or operators of the properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards for reporting reserves and resources, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC” or the “Commission”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information concerning descriptions of the Registrant’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.  For more information, see “Reconciliation to CIM Definitions” in the 2016 AIF.

Similarly, the requirements of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) for disclosure of oil and gas activities differ significantly from those of the SEC, and disclosure concerning the oil and gas properties in which the Company has interests may not be comparable with information made public by companies that report in accordance with U.S. standards. The primary differences between the Canadian requirements and the U.S. standards for oil and gas related disclosure are that:

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

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

•	the Annual Information Form of the Registrant for the fiscal year ended December 31, 2016 (the “2016 AIF”);

•	the Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2016 (the “2016 MD&A”); and

•

the audited consolidated financial statements of the Registrant, as at and for the fiscal years ended December 31, 2016 and 2015, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting (the “Financial Statements”).

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

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s internal control over financial reporting and disclosure controls and procedures is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2016 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in the 2016 MD&A, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT AND RISK COMMITTEE

The Board has a separately designated standing Audit and Risk Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Audit and Risk Committee is comprised of Derek Evans, Tom Albanese and committee chairman Randall Oliphant, each of whom is independent under the NYSE Manual and Rule 10A-3 under the Exchange Act.  In addition, the Registrant has determined that Mr. Oliphant is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Audit and Risk Committee Information” in the 2016 AIF and the Audit and Risk Committee Charter attached as Appendix C to the 2016 AIF are hereby incorporated by reference herein.

A copy of Audit and Risk Committee charter is also located on the Registrant’s website at www.franco-nevada.com, under the heading “Corporate—Governance,” or may be obtained upon request from Investor Relations at 416-306-6328, or by email to info@franco-nevada.com.

NYSE CORPORATE GOVERNANCE

The Registrant operates under corporate governance practices that are consistent with the requirements of Section 303A of the NYSE Manual.

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

A copy of the Code is located on the Registrant’s website at www.franco-nevada.com, under the heading “Corporate Governance”, or may be obtained, without charge, upon request from Investor Relations at 416-306-6328, or by email to info@franco-nevada.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Registrant’s principal account fees and services that is included under the heading “Audit and Risk Committee Information—Fees” in the 2016 AIF is hereby incorporated by reference herein.

In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit and Risk Committee Information—Pre-Approval Policies and Procedures” in the 2016 AIF is hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2016, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations					More
(in U.S. dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	than 5 Years
Long Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	4,027,000	502,000	1,032,000	1,032,000	1,461,000
Purchase Obligations	647,767,000	320,000,000	327,767,000	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$651,794,000	$320,502,000	$328,799,000	$1,032,000	$1,461,000

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

The Company believes, on a more-likely-than-not basis, that it currently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test. Accordingly, the Company believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2016, and, based on its current and anticipated business activities and financial expectations, the Company expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, the Company believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

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

If the Company were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat the Company as a “qualified electing fund” (a “QEF Election”) for the first tax year of such U.S. Holder’s holding period in which the Company were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (a) the net capital gain of the

Company, which would be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder’s Common Shares for all subsequent tax years in which the Company were treated as a PFIC, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. The QEF Election cannot be made unless the Company provides or makes available certain information. To facilitate the making of QEF Elections by U.S. Holders, for each tax year that the Company is classified as a PFIC, the Company: (a) intends to make available to U.S. Holders, upon written request, a “PFIC Annual Information Statement” and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company or any of its Subsidiary PFICs. The Company may provide such information on its website (http://www.franco-nevada.com). U.S. Holders considering the QEF election should note that a QEF election with respect to Common Shares would not apply to any Subsidiary PFICs.  Consequently, unless a U.S. Holder makes a QEF election with respect to any Subsidiary PFIC, it could be subject to the adverse tax consequences described above with respect to any interests in a Subsidiary PFIC. In light of the uncertainties described above, the Company has continued to provide such information for all taxable years through 2015 despite its belief on a more-likely-than-not basis that it was not a PFIC in any taxable year after 2011, and it currently expects that it will continue to do so, although it reserves the right to discontinue this practice in the future.

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

In any year in which the Company is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder’s interest in the Company (or a Subsidiary PFIC), subject to certain exceptions. A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foregoing reporting requirements, the advisability of making a QEF Election or Mark-to-Market Election, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of Common Shares.

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

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary

Date: March 22, 2017

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016

99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2016 and 2015, including the notes thereto, together with the report of the independent auditor thereon and the management report on internal control over financial reporting

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