Form 40-F/A
period 2018-12-31
FRANCO NEVADA Corp
filed 2019-08-02
CIK 1456346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares	FNV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

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

This Amendment No. 1 (this “Amendment No. 1”) on Form 40-F/A amends the Annual Report on Form 40-F of Franco-Nevada Corporation (the “Registrant” or “Franco-Nevada”) for the year ended December 31, 2018, which was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2019 (the “Original Annual Report”). This Amendment No. 1 is being filed to amend the disclosure under the heading “Disclosure Controls and Procedures” of the Original Annual Report to provide management’s conclusion regarding the effectiveness of Franco-Nevada’s disclosure controls and procedures as of December 31, 2018 that was inadvertently omitted from the Registrant’s Management’s Discussion and Analysis (the “2018 MD&A”) set forth in Exhibit 99.2 to the Original Annual Report. For ease of reference, the disclosure under the heading “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” in the 2018 MD&A has been restated in its entirety below in this Amendment No. 1 to include such management’s conclusion.

In addition, the Registrant is including in this Amendment No. 1 currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

Except as described above, no attempt has been made in this Amendment No. 1 to modify or update other disclosures presented in the Original Annual Report. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report and Franco-Nevada’s filings with the SEC subsequent to the filing of the Original Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Franco-Nevada’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and Franco-Nevada’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information incorporated by reference in this Annual Report on Form 40-F, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods incorporated by reference in this Annual Report on Form 40-F.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of Franco-Nevada’s Chief Executive Officer and Chief Financial Officer and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Franco-Nevada’s Chief Executive Officer and Chief Financial Officer have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2018.

An evaluation was also carried out under the supervision of Franco-Nevada’s Chief Executive Officer and Chief Financial Officer and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation Franco-Nevada’s Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2018, Franco-Nevada’s disclosure controls and procedures were effective.

For the year ended December 31, 2018, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual

Consolidated Financial Statements for the fiscal year ended December 31, 2018, which is incorporated by reference herein.

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2018(1)

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018(1)

99.3

Audited Consolidated Financial Statements of the Registrant, as at and for the fiscal years ended December 31, 2018 and 2017, including the notes thereto, together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon(1)

99.4	Certifications of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)

99.5	Certifications of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)

99.8	Consent of PricewaterhouseCoopers LLP(1)

99.9	Consent of Phil Wilson(1)

101.INS	XBRL Instance Document(1)

101.SCH	XBRL Taxonomy Extension Schema Document(1)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(1)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(1)

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document(1)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(1)

(1)         Previously filed.

(2)         Filed herewith.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary

Date: August 2, 2019